MK

[redacted]

12014549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17737

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hazlett, Burt & Watson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Chapline St.
(No. and Street)

Wheeling	WV	26003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy M. Bidwell — 304-233-3312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

10 W Broad St., Suite 1700,	Columbus	OH	43215-3454
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2012
REGISTRATIONS BRANCH
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy M. Bidwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hazlett, Burt & Watson, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Notary Public

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
MICHELLE L THEISS
1300 Chapline Street, Wheeling, WV 26003
My Commission Expires August 1, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors of
Hazlett, Burt & Watson, Inc.
Wheeling, West Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Hazlett, Burt & Watson, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 for the year ended December 31, 2011, with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported in the audited financial statements included on Form X-17A-5 for the year ended December 31, 2011, to the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting a $3 difference;

3. Compared any adjustments reported in Form SIPC-7 for the year ended December 31, 2011, with supporting schedules and working papers, including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 for the year ended December 31, 2011, and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 for the year ended December 31, 2011, on which it was originally computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
February 24, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hazlett Burt & Watson, Inc
1300 Chapline Street
Wheeling, WV 26003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 12,694-

B. Less payment made with SIPC-6 filed (exclude interest) (6,340-)
7/27/11
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 6,354.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,354.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of__________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 6,527,127-

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — —

(2) Net loss from principal transactions in securities in trading accounts. — 83,760-

(3) Net loss from principal transactions in commodities in trading accounts. — —

(4) Interest and dividend expense deducted in determining item 2a. — —

(5) Net loss from management of or participation in the underwriting or distribution of securities. — —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — —

(7) Net loss from securities in investment accounts. — 765,452-

Total additions — 7,376,339-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 1,140,275-

(2) Revenues from commodity transactions. — —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 331,824-

(4) Reimbursements for postage in connection with proxy solicitation. — —

(5) Net gain from securities in investment accounts. — 745,250-

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 12,615-

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):
Real Estate Rental Income — 31,500-
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 37,466

Enter the greater of line (i) or (ii) — 37,466-

Total deductions — 2,298,930-

2d. SIPC Net Operating Revenues — $ 5,077,409-

2e. General Assessment @ .0025 — $ 12,694-
(to page 1, line 2.A.)

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

(S.E.C. I.D. No. 8-17737)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2011 and 2010
and
REPORT OF INDEPENDENT AUDITORS
and
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2011 and 2010

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Hazlett, Burt & Watson, Inc.
Wheeling, West Virginia

We have audited the accompanying statements of financial condition of Hazlett, Burt & Watson, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in shareholder equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazlett, Burt & Watson, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained on pages 14-15 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the 2011 financial statements. The information has been subjected to the auditing procedures applied in the audit of the 2011 financial statements and certain additional procedures, including comparing and reconciling other information directly to the underlying accounting and such records used to prepare the 2011 financial statements or to the 2011 financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the 2011 financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
February 24, 2012

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash and cash equivalents due from financial institutions	$ 229,069	$ 153,847
Cash in money market fund	650,803	1,110,729
Total cash and cash equivalents	879,872	1,264,576
Interest-bearing time deposits	150,051	--
Deposits with clearing organizations	95,000	95,000
Due from clearing firm	131,580	130,338
Firm trading account, at fair value	274,544	360,644
Firm investment account:		
Marketable, at fair value	1,854,500	1,903,122
Not readily marketable, at estimated fair value	107	23,031
Receivable from officers and employees	66,446	83,893
Due from affiliates	4,609	69,068
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $409,992 and $394,353, respectively	81,561	72,672
Real estate and improvements at cost, less accumulated depreciation of $126,760 and $117,887, respectively	190,096	195,969
Advisory fee receivable	887,427	806,627
Other assets	51,966	68,980
	$ 4,667,759	$ 5,073,920
LIABILITIES		
Accounts payable and accrued liabilities	$ 949,112	$ 802,830
SHAREHOLDER'S EQUITY		
Capital stock, $1.6667 par value, 250,000 shares authorized; 205,500 shares issued; 203,500 shares outstanding	339,173	339,173
Less – Treasury stock, 2,000 shares at cost	(3,333)	(3,333)
Capital in excess of par value	400,754	400,754
Retained earnings	2,982,053	3,534,496
	3,718,647	4,271,090
	$ 4,667,759	$ 5,073,920

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2011 and 2010

	2011	2010
REVENUES		
Commissions on security transactions	$ 791,051	$ 846,733
Investment advisory revenues	3,459,179	2,968,839
Realized gains on firm trading and investments, net	1,193,384	1,459,378
Unrealized gains (losses) on firm trading and investments, net	(185,514)	190,488
Insurance and annuities	474,025	482,098
Interest and dividends	94,316	98,910
Miscellaneous fees and other income	700,689	773,071
	6,527,130	6,819,517
EXPENSES		
Employee compensation and benefits	2,426,362	2,199,591
Commissions	2,427,261	2,329,935
Communications and data processing	193,763	161,125
Interest	1,535	2,341
Rent and maintenance	183,982	159,091
Depreciation	31,013	48,914
Clear and execution charges	237,376	223,282
General, administrative and other expenses	498,277	507,314
	5,999,569	5,631,593
Net income	$ 527,557	$ 1,187,924
Earnings per share based upon net income	$ 2.59	$ 5.84

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY
Years ended December 31, 2011 and 2010

	Capital Stock		Treasury Stock		Capital in Excess of	Retained
	Shares	Dollars	Shares	Dollars	Par Value	Earnings
Balance at January 1, 2010	203,500	$ 339,173	2,000	$ (3,333)	$ 400,754	$ 4,481,572
Net income	-	-	-	-	-	1,187,924
Distribution in-kind to shareholder through return of notes receivable	-	-	-	-	-	(1,235,000)
Distributions to shareholder	-	-	-	-	-	(900,000)
Balance at December 31, 2010	203,500	339,173	2,000	(3,333)	400,754	3,534,496
Net income	-	-	-	-	-	527,557
Distributions to shareholder	-	-	-	-	-	(1,080,000)
Balance at December 31, 2011	203,500	$ 339,173	2,000	$ (3,333)	$ 400,754	$ 2,982,053

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net income	$ 527,557	$ 1,187,924
Depreciation	31,013	48,914
Change in assets and liabilities:		
Interest-bearing time deposits	(150,051)	--
Due from clearing organizations	(1,242)	(24,025)
Due from affiliates	64,459	1,132,068
Trading securities	86,100	(65)
Investment securities, net	71,546	(249,105)
Receivable from officers and employees	17,447	9,525
Advisory fees receivable	(80,800)	(118,740)
Other assets	17,014	(13,614)
Accounts payable and accrued liabilities	146,282	161,123
Net cash provided by operating activities	729,325	2,134,005
Cash flows from investing activities		
Capital expenditures	(34,029)	(20,557)
Net cash used by investing activities	(34,029)	(20,557)
Cash flows from financing activities		
Cash distributions to shareholder	(1,080,000)	(900,000)
Increase in short-term borrowings	-	(239,568)
Net cash used by financing activities	(1,080,000)	(1,139,568)
Net increase (decrease) in cash and cash equivalents	(384,704)	973,880
Cash and cash equivalents at beginning of year	1,264,576	290,696
Cash and cash equivalents at end of year	$ 879,872	$ 1,264,576
Supplemental information: non-cash transactions		
Distributions in-kind to shareholder	$ -	$ 1,235,000

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Hazlett, Burt & Watson, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). In May 2006, the Company formed Security Capital Management ("SCM"). This division of the Company is registered with the SEC as an Investment Advisor. SCM provides investment management services under an investment advisor model. The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

The Company is a fully-disclosed introducing broker. The Company has contracted with National Financial Services ("NFS") to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. Per the agreement with NFS, the Company does not reflect any receivables or liabilities for customer accounts in its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents include cash and deposits with financial institutions with maturities fewer than 90 days and money market mutual funds.

Interest-bearing time deposits: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Security transaction accounting: Firm securities transactions affected in the firm investment account are recorded on a trade date basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a trade date basis as well.

Firm trading and investment accounts: Firm trading and investment accounts are recorded at fair value. Changes in fair value on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Investment advisory fees: Investments advisory fees are recorded on an accrual basis. These fees are based on the account value as of the end of each quarter.

Depreciation: Depreciation on real estate and improvements, furniture, leasehold improvements and equipment is provided using various methods over their estimated useful lives of five to thirty-nine years. Leasehold improvements are depreciated over their estimated useful lives or the lease term, whichever is shorter.

Income Tax: The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder, HB&W, Inc.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is subject to income tax of the state of West Virginia. The Company is no longer subject to examination by taxing authorities for years before 2008. The Company recognizes interest and/or penalties related to income tax matters in General, administrative and other expenses.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassifications: Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current-year financial statements.

NOTE 3 – EARNINGS PER SHARE

Earnings per share are calculated based upon the weighted average number of shares issued and outstanding during 2011 and 2010. The weighted average number of shares for the years ended 2011 and 2010 were 203,500.

NOTE 4 – LEASE COMMITMENTS

The Company leases office facilities and equipment under noncancelable leases which expire at different dates from 2011 through 2016. Certain existing leases contain renewal options. Rental expense charged to operations for the year ended December 31, 2011 and 2010 were $96,631 and $84,102 respectively. Minimal lease payments under these operating leases are as follows:

2012	$ 59,141
2013	60,609
2014	61,776
2015	36,960
2016	30,800
	$ 249,286

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At December 31, 2011, the Company had net capital of $2,884,998, which was $2,634,998 in excess of its required minimum net capital of $250,000. At December 31, 2010, the Company had net capital of $3,287,881, which was $3,037,881 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 32.9% and 24% at December 31, 2011 and 2010, respectively.

(Continued)

NOTE 6 – EMPLOYEE BENEFITS

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution was $92,374 for 2011 and $91,201 for 2010, and is included in the Company's total contribution. The Company's related expense was $271,147 for 2011 and $209,239 for 2010.

NOTE 7 – SHORT-TERM BORROWINGS

The Company maintains a credit facility with WesBanco Bank. The facility permits the Company to borrow amounts up to $200,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to a minimum of 4% at December 31, 2011. This credit facility expires on April 30, 2019. There were no borrowings outstanding on this credit facility at December 31, 2011 and 2010.

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $75,000 at December 31, 2011 and 2010, as well as all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at a rate 4.25% percent at December 31, 2011. Interest expense related to these accounts was $445 and $0 for the years ended December 31, 2011 and 2010. The Company had no short term borrowings outstanding under these agreements at December 31, 2011 and 2010.

NOTE 8 – FIRM TRADING AND INVESTMENT ACCOUNTS

The statements of financial condition reflect the fair value of marketable securities and not readily marketable securities in the firm trading and investment accounts. The related amortized cost and fair value are as follows as of December 31:

	2011		2010	
	Firm Trading	Investment	Firm Trading	Investment
Amortized cost:				
Corporate bonds	$ 5,000	$ -	$ 13,987	$ -
Government agencies	-	-	2,791	-
State and municipal debt	5,050	-	152,475	-
Equities	221,645	933,655	155,107	813,122
Total amortized cost:	231,695	933,655	324,360	813,122
Fair value:				
Corporate bonds	5,017	-	14,206	-
Government agencies	-	-	2,967	-
State and municipal debt	5,147	-	146,680	-
Equities	264,380	1,854,607	196,791	1,926,153
Total fair value	274,544	1,854,607	360,644	1,926,153
Difference	$ 42,849	$ 920,952	$ 36,284	$ 1,113,031

(Continued)

NOTE 9 - FAIR VALUE

Fair Value Measurements (ASC 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators.

(Continued)

NOTE 9 - FAIR VALUE (Continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31.

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

	Level 1	Level 2	Level 3	Fair Value
Firm trading account:				
Corporate bonds	$ 5,017	$ -	$ -	$ 5,017
State and municipal bonds	-	5,147	-	5,147
Equities:				
Banking sector	194,700	-	-	194,700
Healthcare sector	37,400	-	-	37,400
Auto sector	32,280	-	-	32,280
Firm investment account:				
Equities:				
Equities and derivatives exchange companies	827,250	-	-	827,250
Financial services sector	631,290	-	-	631,290
Credit bond fund	395,960	-	-	395,960
Non exchange traded railroad and other	-	-	107	107
	$ 2,123,897	$ 5,147	$ 107	$ 2,129,151

Fair Value Measurements on a Recurring Basis
As of December 31, 2010

	Level 1	Level 2	Level 3	Fair Value
Firm trading account:				
Corporate bonds	$ 14,206	$ -	$ -	$ 14,206
Government agencies	-	2,967	-	2,967
State and municipal bonds	-	146,679	-	146,679
Equities:				
Banking sector	189,600	-	-	189,600
Mutual funds – other	7,191	-	-	7,191
Firm investment account:				
Equities:				
Equities and derivatives exchange companies	1,018,051	-	-	1,018,051
Financial services sector	634,800	-	-	634,800
Credit bond fund	250,272	-	-	250,272
Non exchange traded railroad and other	-	-	23,031	23,031
	$ 2,114,120	$ 149,646	$ 23,031	$ 2,286,797

(Continued)

NOTE 9 - FAIR VALUE (Continued)

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31:

	Nonmarketable equity securities 2011	2010
Balance of recurring Level 3 assets at January 1	$ 23,031	$ 23,290
Total gains or losses (realized/unrealized):		
Included in earnings – realized	(3,714)	-
Included in earnings – unrealized	90	(259)
Sale of Level 3 asset	(19,514)	-
Balance of recurring Level 3 assets at December 31	$ 107	$ 23,031

The table below summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31 for Level 3 assets and liabilities that are still held at December 31.

	Changes in Unrealized Gains/Losses Relating to Assets Still Held at Reporting Date for the Year Ended December 31 Collateralized Debt Obligations 2011	2010
Interest income on securities	$ -	$ -
Other changes in fair value	90	(259)
Total	$ 90	$ (259)

NOTE 10 – RELATED PARTY TRANSACTIONS

During 1999, a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Company. Security National Trust Company is a national nondepository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Company are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. advances funds to HB&W, Inc. as needed on an interest free basis. This amount is payable on demand. As of December 31, 2011 and 2010, Hazlett, Burt & Watson, Inc. is owed $0 and $65,000 from HB&W, Inc.

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services at cost and leases office space to Security National Trust Company in the Wheeling, West Virginia office. The terms of the lease require Security National Trust Company to pay $31,500 per year for the period January 1, 2010 through December 31, 2014. As of December 31, 2011 and 2010, Hazlett, Burt & Watson, Inc. is owed $4,609 and $4,068 from Security National Trust Company.

Security National Trust Company acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Company charges the standard and customary fees for providing these services.

(Continued)

NOTE 10 – RELATED PARTY TRANSACTIONS (Continued)

Security National Trust Company maintains a line of credit at Hazlett, Burt & Watson, Inc. in the amount of $500,000. As of December 31, 2011 and 2010, Security National Trust Company had not drawn on the available credit. This line of credit is unsecured, is payable on demand and carries an interest rate of prime less 1%.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The clearing and depository operations for the Company's securities transactions are performed by its clearing firm pursuant to a clearance agreement. At December 31, 2011 and 2010, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are held by the clearing firm, who is the custodian. The clearing firm is a member of a nationally recognized exchange. Included on the balance sheet at December 31, 2011 and 2010, the Company has $800,854 and $1,110,729 included in cash and cash equivalents; $75,000 and $75,000 included in deposits with clearing organizations; and $131,580 and $130,338 as a receivable from clearing firm. The Company consistently monitors the credit worthiness of the clearing firm to mitigate the Company's exposure to credit risk.

The Company currently maintains operations in Wheeling and Vienna, West Virginia and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the normal course of its business, the Company is contingently liable to its clearing brokers/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

NOTE 12 – DEPOSITS WITH CLEARING ORGANIZATIONS

Included in the statements of financial condition in the line titled, "Deposits with Clearing Organizations" are deposits with clearing organizations in the amount of $95,000, consisting of $92,917 in cash and $2,083 in preferred stock, as of December 31, 2011 and 2010.

NOTE 13 – COMMITMENTS

As of August 2011 HB&W, Inc. had entered into an employment agreement with a certain employee of the Company. The agreement expires on December 31, 2013 and automatically renews for an additional one year period at the end of each year so as to terminate two years from each renewal date, unless either party shall give at least sixty days notice that the agreement shall not be extended. In the event employment is terminated without cause, HB&W, Inc is committed to pay various benefits, including monthly severance of not more than approximately $21,000 per month. The benefits are to be paid from the date of termination over varying lengths of time in accordance with the terms of the agreement, not to exceed two years.

On January 1, 2012 HB&W, Inc. agreed to grant $100,000 worth of common stock based on an independent valuation of HB&W, Inc. as of December 31, 2011.

(Continued)

NOTE 14 – RISKS AND UNCERTAINTIES

The Company has significant investments in various securities. Investments in these securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

HAZLETT, BURT & WATSON, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2011

NET CAPITAL		
TOTAL SHAREHOLDER'S EQUITY	$	3,718,647
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Receivables from non-customers		20,000
Securities owned not readily marketable		107
Investment in and receivable from affiliate		4,609
Furniture, equipment, leasehold improvements, and real estate		271,657
Prepaid expenses and other assets		118,412
Other deductions and/or charges		6,233
Total non-allowable assets		421,018
Net capital before haircuts on security positions		3,297,629
HAIRCUTS ON SECURITIES		
Trading and investment securities:		
State and municipal obligations		309
Money market funds		13,179
Corporate obligations		100
Stocks and warrants		317,833
Undue concentrations		81,210
Total haircuts		412,631
NET CAPITAL	$	2,884,998
AGGREGATE INDEBTEDNESS		
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	949,112
Total aggregate indebtedness	$	949,112
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)	$	250,000
EXCESS NET CAPITAL	$	2,634,998
EXCESS NET CAPITAL AT 1000% (net capital in excess of 120% of minimum net capital required)	$	2,584,998
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		32.9%

HAZLETT, BURT & WATSON, INC.
STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934
As of December 31, 2011

Hazlett, Burt & Watson, Inc. is exempt under Rule 15c3-3-k(2)(ii) from the requirement to make computations for the determination of reserve requirements for the exclusive benefit of customers.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Hazlett, Burt & Watson, Inc.
Wheeling, West Virginia

In planning and performing our audit of the financial statements of Hazlett, Burt & Watson, Inc. (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
February 24, 2012